3/15

06011698

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Challenger Development Corp.

*CURRENT ADDRESS

PROCESSED

MAR 17 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34666 FISCAL YEAR 8-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/15/06

CHALLENGER DEVELOPMENT CORP.

(Formerly Challenger Minerals Ltd.)

(the "Company")

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

(the "Notice")

NOTICE is hereby given that the Annual General Meeting of the Shareholders (the "Meeting") of **CHALLENGER DEVELOPMENT CORP.** (Formerly Challenger Minerals Ltd.) (the "Company") will be held at Suite 508 - 675 West Hastings Street, Vancouver, British Columbia, on Monday, March 20, 2006, at the hour of 10:00 o'clock in the morning (Pacific Standard Time) for the following purposes:

1. To receive the audited Financial Statements of the Company for the years ended August 31, 2005 and 2004, and the Auditors' Report thereon;
2. To approve a motion to appoint Dale, Matheson, Carr-Harris, LaBonte, Chartered Accountants, of Suite 1700, 1140 West Pender Street, Vancouver, B.C., V6E 1G4, as auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the Auditors';
3. To set the number of directors to be elected for the ensuing year at three (3) and to elect directors for the ensuing year;
4. To approve a motion giving the directors the authority to appoint, at the discretion of the directors, up to one (1) additional director for the ensuing year;
5. To authorize and approve incentive stock options in the form of and implementation of an Incentive Stock Option Plan (the "SOP") for the Company and to approve the aggregate number of common shares issuable pursuant to the SOP to be a maximum of a rolling 10% of the issued and outstanding share capital of the Company at the date of grant, as described in the attached *Information Circular*;
6. To authorize and approve potential transactions such as private placement financings or debt settlements which may involve the issuance of shares by the Company in excess of 20% of the issued capital of the Company being held by one placee or a group of placees acting in concert, or which may constitute a change in the effective control of the Company;
7. To approve all acts, deeds and things done by and the proceedings of the directors and officers of the Company on its behalf since the last Annual and Extraordinary General Meeting of the Company held March 18, 2005;
8. To transact any other business which may properly come before the Meeting, or any adjournment thereof.

Accompanying this Notice is an Information Circular, an Instrument of Proxy and a Supplementary Mailing List request form.

If you are unable to attend the Meeting in person, please refer to the instructions for completing the Instrument of Proxy on the back of the Instrument of Proxy, complete and return the Proxy to the Company's Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than forty-eight (48) hours (excluding Saturdays, Sundays and Statutory holidays) before the time set for the Meeting.

DATED at Vancouver, British Columbia, this 13th day of February, 2005.

8-31-05
AR/S

BY ORDER OF THE BOARD OF DIRECTORS,

CHALLENGER DEVELOPMENT CORP.

"*Robert T. Paterson*"

Robert T. Paterson
President, Chief Executive Officer, Director

CHALLENGER DEVELOPMENT CORP.

(the "Company")

INFORMATION CIRCULAR

as at February 13, 2006

ITEM 1. SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Challenger Development Corp.. (the "Company") for use at the Annual General Meeting of the shareholders of the Company (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying notice of meeting and at any adjournment thereof. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. The Company does not reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals authorization to execute forms of proxy.

ITEM 2. APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are directors and/or officers of the Company, and are proxyholders nominated by management. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE NOMINEES OF MANAGEMENT NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER MUST STRIKE OUT THE NAMES OF THE NOMINEES OF MANAGEMENT NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF THE NOMINEE IN THE BLANK SPACE PROVIDED. A PERSON APPOINTED AS A PROXY HOLDER NEED NOT BE A SHAREHOLDER OF THE COMPANY.

A form of proxy will only be valid if it is duly completed and signed as set out below and then deposited with either the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 ((Fax no. (604) 689-8144)); or at the business office of the Company at Suite 508, 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 (Fax no. ((604) 681-6937)), at least 48 hours, excluding Saturdays, Sundays and holidays, prior to the commencement of the Meeting or any adjournment thereof.

An instrument of proxy must be signed by the shareholder or its attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A Proxy Form and voting instructions are attached to the Information Circular mailed to Registered Shareholders.

ITEM 3. NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name ("Beneficial Owners") are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Most Shareholders are "non-registered" Shareholders because their common shares are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which the Shareholder either purchased the shares or to which the Shareholder deposited their shares.

More particularly, a person is not a Registered Shareholder in respect of shares which are held on behalf of that person (the "Beneficial Owner") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Beneficial Owner deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS") and in the United States, The Depository Trust Company ("CEDE & Co") of which the Intermediary is a participant.

Beneficial Owners who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as Non-Objecting Beneficial Owners ("NOBO's"). Those Beneficial Owners who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as Objecting Beneficial Owners ("OBO's).

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice of Meeting, this Information Circular and a Voting Instruction Form (collectively, the "Meeting Materials") directly to the NOBO's and indirectly through Intermediaries to the OBO's.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Beneficial Owners who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a "VIF"). This form is in lieu of a proxy. By returning the VIF in accordance with the instructions noted on it, a Beneficial Owner is able to instruct the Registered Shareholder how to vote on behalf of the Non-

Registered Shareholder. VIF's whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Beneficial Owners to direct the voting of the Shares which they beneficially own. **A Beneficial Owner receiving a VIF cannot use that form to vote common shares directly at the Meeting - Beneficial Owners should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.** Should a Beneficial Owner who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Owner may request a legal proxy as set forth in the VIF, which will grant the Beneficial Owner or their nominee the right to attend and vote at the Meeting.

A Voting Instruction Form and voting instructions are attached to the Information Circular mailed to NOBO and OBO Shareholders.

ITEM 4. APPOINTMENT OF PROXYHOLDER

The persons named as proxyholder in the accompanying Instrument of Proxy were designated by Management ("Management Proxyholder"). **A shareholder desiring to appoint some other person ("Alternate Proxyholder") to represent him at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper form of proxy.** A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with Pacific Corporate Trust Company, Tenth Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than forty eight (48) hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting.

ITEM 5. REVOCATION OF PROXIES

A proxy may be revoked by:

(1) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid;

(2) signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and either delivering the same to the registered office of the Company, Miller Thomson LLP, located at 1000 - 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof;

(3) attending the Meeting or any adjournment thereof and registering with the Scrutineer thereat as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(4) in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy. A non-registered shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its proxy on its behalf

ITEM 6. VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

IF A SHAREHOLDER SPECIFIES A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES REPRESENTED BY PROXY WILL BE VOTED OR WITHHELD FROM VOTING BY THE PROXY HOLDER IN ACCORDANCE WITH THOSE INSTRUCTIONS ON ANY BALLOT THAT MAY BE CALLED FOR. IN THE ENCLOSED FORM OF PROXY, IN THE ABSENCE OF ANY INSTRUCTIONS IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED BY THE PROXYHOLDER, IF A NOMINEE OF MANAGEMENT, IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THE NOTICE OF MEETING TO WHICH THIS INFORMATION CIRCULAR IS ATTACHED. IF ANY AMENDMENTS OR VARIATIONS TO SUCH MATTERS, OR ANY OTHER MATTERS, ARE PROPERLY BROUGHT BEFORE THE MEETING, THE PROXYHOLDER, IF A NOMINEE OF MANAGEMENT, WILL EXERCISE ITS DISCRETION AND VOTE ON SUCH MATTERS IN ACCORDANCE WITH ITS BEST JUDGMENT.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder other than the nominees of management named in the instrument of proxy with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting. To enable a proxyholder to exercise its discretionary authority a shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon. This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this information circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

ITEM 7. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. On February 13, 2006, there were 11,246,096 common shares issued and outstanding, each share carrying the right to one vote. Only shareholders of record at the Close of Business on February 13, 2006, will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof.

To the knowledge of the Directors and Senior Officers of the Company, only the following person beneficially owns, directly and indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, which has the right to vote in all circumstances.

Name	Number of Shares Held	Percentage of Outstanding Shares
Gary F. Oakley, Director	4,632,043 (directly & indirectly)	41.2%
Robert T. Paterson	1,792,287 (directly & indirectly)	15.9%

ITEM 8. FINANCIAL STATEMENTS

The audited financial statements of the Company for the years ending August 31, 2005, and 2004, together with the auditor's report thereon (the "Financial Statements") will be presented to shareholders at the Meeting. The Financial Statements are being mailed to shareholders of record with this Information Circular. Copies of the Financial Statements, notice of meeting, information circular, instrument of proxy and Voting Instruction Form will also be available from the Company's registrar and transfer agent, or the Company's registered office prior to the meeting.

ITEM 9. APPOINTMENT OF AUDITOR

It is intended to vote in the enclosed Instrument of Proxy and Voting Instruction Form to appoint Dale Matheson Carr-Harris LaBonte, Chartered Accountants, of Suite 1700, 1140 West Pender Street, Vancouver, B.C., V6E 1G4, as Auditors for the Company to hold office until the next Annual General Meeting of shareholders or until their successors are appointed, and to authorize the directors to fix their remuneration. Dale Matheson Carr-Harris LaBonte were appointed Auditors of the Company on January 17, 2005, upon the resignation of Rutherford & Company, the previous auditors of the Company.

ITEM 10. ELECTION OF DIRECTORS

Management proposes to fix the number of Directors of the Company at three (3) and to nominate the persons listed in the table below. Each director will hold office until the next Annual General Meeting of shareholders of the Company, unless a director resigns or is otherwise removed in accordance with the Articles of the Company or the *Business Corporations Act*. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

The following table sets out the names of the nominees, their positions and offices in the Company, principal occupations, the period of time that they have been Directors of the Company, and the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised.

Name and Present Office Held	Director Since	Number of Shares Beneficially Owned or Over Which Control or Direction is Exercised at the Date of This Information Circular	Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five (5) Years
Robert T. Paterson* President, C.E.O. and Director	July 11, 2003	928,693** direct 863,594** indirect	President and Director of Challenger Development Corp. President and Director of Snowfield Development Corp.
Gary F. Oakley* Director	October 17, 1990	3,467,759** direct 1,164,284** indirect	Financier; President & Director of International Financial Management Ltd.
Marvin A. Mitchell, P.Eng.* Director	December 12, 2003	Nil**	Engineer; Director of Snowfield Development Corp.

*Member of the Audit Committee

**The information as to shareholdings has been furnished by the respective nominees.

Unless otherwise stated, each of the above proposed directors has held the principal occupation or employment indicated for the past five years. The above information has been furnished by the respective directors individually.

Gary F. Oakley was a director of the Company on January 28, 2003, when cease trade orders were issued against the Company by the British Columbia and Alberta Securities Commissions for its failure to file financial statements in accordance with applicable securities laws. Robert T. Paterson and Marvin A. Mitchell became directors of the Company during the period when the aforementioned Cease Trade Orders were in effect. On August 6, 2004, the British Columbia Cease Trade Order dated January 28, 2003 was revoked. On August 6, 2004 the Alberta Cease Trade Order dated March 21, 2003 was revoked.

On August 12, 2004 the common shares of the Issuer resumed trading on the "NEX" board of the TSX Venture Exchange (the "NEX Exchange") under the trading symbol "CDQ.H".

Other than as set out above, no proposed director:

a) is, as at the date of this information circular, or has been, within 10 years before the date of this information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

b) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

c) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

d) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

e) has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

ITEM 11. STATEMENT OF EXECUTIVE COMPENSATION

The summary of compensation table presented in accordance with the rules (the "Rules") made under the *Securities Act* (British Columbia) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of the Chief Executive Officer and the Chief Financial Officer as at August 31, 2005, and the other three most highly compensated executive officers of the Company as at August 31, 2005, whose individual total compensation for the most recently completed financial year exceeded $150,000 (of which there were none) and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

The following table is a summary of the compensation paid to either Robert T. Paterson or Gary F. Oakley, who each acted as chief executive officer of the Company, during periods of the three most recently completed financial years, for services rendered to the Company or, if applicable, a subsidiary of the Company.

Name and Principal Position	Annual Compensation				Long Term Compensation			
	Year	Salary ($)	Bonus ($)	Other Annual Compen -sation	Awards	Payouts		
					Securities Under Options/ SAR'S Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)	All Other Compen-sation ($)
Robert T. Paterson President and CEO	2005	30,000*	Nil	Nil	Nil	Nil	Nil	30,000*
Robert T. Paterson President and CEO	2004	18,750*	Nil	Nil	Nil	Nil	Nil	18,750*
Gary F. Oakley President and CEO	2004	11,250**	Nil	Nil	Nil	Nil	Nil	11,250*
Gary F. Oakley President and CEO	2003	30,000**	Nil	Nil	Nil	Nil	Nil	30,000**

* Management fees paid or accrued to Robert T. Paterson

** Management fees paid or accrued to Gary F. Oakley

For the purposes of this section:

"executive officer" of the Company means an individual who at any time during the year was the chairman or a vice-chairman of the Board where such person performed the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit such as sales, finance or production, or any officer of the Company or a subsidiary or other person who performed a policy-making function in respect of the Company;

"SAR" or "stock appreciation right" means a right, granted by the Company or any of its subsidiaries, as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities; and

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation rights plans.

Long Term Incentive Plans

The Company does not have a Long Term Incentive Plan pursuant to which it provides compensation intended to motivate performance over a period greater than one financial year.

Management Contracts

The Company is not a party to a Management Contract with anyone other than directors or executive officers of the Company.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the most recently completed financial year there were no employment contracts between the Company or its subsidiaries and a NEO, and no compensatory plans, contracts or arrangements where a NEO is entitled to receive more than $100,000 from the Company or its subsidiaries, including periodic payments or instalments, in the event of:

(1) the resignation, retirement or any other termination of the NEO's employment with the Company and its subsidiaries;

(2) a change of control of the Company or any of its subsidiaries; or

(3) a change in the NEO's responsibilities following a change in control.

Pension and Retirement Benefit Plans

No pension or retirement benefit plans have been instituted by the Company, and none are proposed at this time.

Options/SAR Grants During the Most Recently Completed Financial Year

There were no options or SAR's granted during the financial years ended August 31, 2005, and 2004.

Aggregated Options/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

There were no options exercised during the financial years ended August 31, 2005 and 2004.

Compensation of Directors

The Company has not paid any compensation to the directors for their services during the most recently completed financial year and has no standard agreement to compensate them for such services other than the granting of Incentive Stock Options.

Since the commencement of the Company's last completed financial year there were no options granted to or exercised by directors.

ITEM 12. AUDIT COMMITTEE

General

The Audit Committee is a standing committee of the Board of Directors, the primary function of which is to assist the Board of Directors in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Company's financial statements and the independence and performance of the Company's external auditor, acting as a liaison between the Board of Directors and the Company's external auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls that management and the Board of Directors have established.

Terms of Reference for the Audit Committee

The Board of Directors has adopted Terms of Reference for the Audit Committee, which sets out the Audit Committee's mandate, organization, powers and responsibilities. The Audit Committee's Terms of Reference is attached as Schedule A to this information circular.

Composition

The Audit Committee consists of the following three directors. Also indicated is whether they are 'independent' and 'financially literate'.

Name of Member	Independent[(1)]	Financially Literate[(2)]
Robert T. Paterson	No	Yes
Gary F. Oakley	No	Yes
Marvin A. Mitchell	Yes	Yes

Notes:

(1) *A member of the Audit Committee is independent if he has no director or indirect 'material relationship' with the Company. A material relationship is a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment. An executive officer of the Company, such as the President or Secretary, is deemed to have a material relationship with the Company.*

(2) *A member of the Audit Committee is financially literate if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.*

Because the shares of the Company are listed on the NEX Exchange (the "Exchange"), it is categorized as a venture issuer. As a result, Multilateral Instrument 52-110 *Audit Committees* ("MI 52-110") exempts the members of the Company's Audit Committee from being independent.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board of Directors.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemption in section 2.4 (*De Minimis Non-audit Services*) of MI 52-110 or an exemption from MI 52-110, in whole or in part, granted under Part 8 (*Exemptions*) of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however, as provided for in MI 52-110, the Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by MI 52-110.

External Auditor Service Fees (By Category)

Financial Year Ending	Audit Fees[(1)]	Audit Related Fees[(2)]	Tax Fees[(3)]	All Other Fees[(4)]
August 31, 2005	$ 5,000	$ Nil	$ 250	$ Nil
August 31, 2004	$ 5,000	$ Nil	$ 250	$ Nil

Notes:

(1) *The aggregate fees billed by the Company's auditor for audit fees.*

(2) *The aggregate fees billed for assurance and related services by the Company's auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and are not disclosed in the 'Audit Fees' column.*

(3) *The aggregate fees billed for professional services rendered by the Company's auditor for tax compliance, tax advice and tax planning. These services involved the auditor's provision of a tax opinion in connection with a flow-through share financing undertaken by the Company and the filing of the Company's annual tax returns.*

(4) *The aggregate fees billed for professional services other than those listed in the other three columns.*

Exemption

Pursuant to section 6.1 of MI 52-110, the Company is exempt from the requirements of Part 3 *Composition of the Audit Committee* and Part 5 *Reporting Obligations* of MI 52-110 because it is a venture issuer.

ITEM 13. INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors, senior officers of the Company or any subsidiary thereof, nominees for election as a director, or any associate or affiliate of the above, is or has been indebted to the Company since the beginning of the last completed financial year of the Company.

ITEM 14. INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(1) each person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year;

(2) each proposed nominee for election as a director of the Company; and

(3) each associate or affiliate of any of the foregoing.

ITEM 15. INTEREST OF INFORMED PERSON IN MATERIAL TRANSACTIONS

Unless otherwise disclosed herein, no informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company's most recently completed financial year, which has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed by the Company during the course of the year or as disclosed herein.

ITEM 16. ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company's comparative Annual Financial Statements and MD&A for its most recently completed financial year. Shareholders may also contact the Company at Suite 508, 675 West Hastings Street, Vancouver, BC, V6B 1N2, or by telephone at (604) 687-4268 to request copies of the Company's comparative Annual Financial Statements and MD&A for its most recently completed financial year.

ITEM 17. PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(1) Approval of Stock Option Plan

The current policies of the TSX Venture Exchange (the "Exchange") require all listed companies to establish an incentive stock option plan (the "SOP") and to have the SOP presented to shareholders for approval. Management of the Company considers it desirable and in the best interests of the Company to establish the SOP in the form enclosed and recommend that the shareholders approve the SOP. The SOP is necessary for the granting of future incentive stock options to directors, officers, employees and consultants of the Company or any affiliate thereof to attract, retain and motivate those persons by providing them with the opportunity to acquire an increased proprietary interest in the Company.

The Company has a "rolling" stock option plan (the "Plan"), which makes a maximum of 10% of the issued and outstanding shares of the Company available for issuance thereunder.

The purpose of the Plan is to provide directors, officers and key employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase shares of the Company at a specific price, and subsequently benefit from any appreciation in the value of the Company's shares. This provides an incentive for such persons to contribute to the future success of the Company and enhances the ability of the Company to attract and retain skilled and motivated individuals, thereby increasing the value of the Company's shares for the benefit of all shareholders.

The Plan was approved by shareholders of the Company at the last annual and extra-ordinary general meeting held on March 8, 2005. In accordance with the polices of the TSX Venture Exchange (the "Exchange"), a rolling plan such as the Plan requires the approval of the shareholders of the Company on an annual basis.

The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of the issued and outstanding shares of the Company. The exercise price of stock options granted will be determined by the Board and will be priced in accordance with the policies of the Exchange, and will not be less than the closing price of the Company's shares on the Exchange on the date prior to the date of grant less any allowable discounts. All options granted under the Plan will have a maximum term of five years.

The Plan provides that it is solely within the discretion of the Company's Board of Directors to determine who should receive options and how many they should receive. The Board may issue a majority of the options to insiders of the Company. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company's issued and outstanding share capital.

The full text of the Plan is available for review by any shareholder up until the day preceding the Meeting at the Company's head office, located at Suite 508, 675 West Hastings Street, Vancouver, British Columbia, and will also be available at the Meeting.

Upon the approval of the Plan by the Company's shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options under the Plan.

At the Meeting, shareholders will be asked to approve an ordinary resolution approving the Plan. The text of the resolution to be considered and, if thought fit, approved at the Meeting is as follows:

"**BE IT RESOLVED THAT:**

(1) Subject to the approval of the TSX Venture Exchange, the Company's stock option plan, which makes a total of a rolling 10% of the issued and outstanding shares of the Company available for issuance thereunder as described in the Company's Information Circular dated February 13, 2006, be and is hereby approved.

(2) Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution."

Approval of the resolution will require the affirmative vote of a majority of the votes cast at the Meeting in respect thereof.

Management of the Company recommends that the shareholders vote in favour of the approval of the Plan, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

(2) Advance Shareholder Approval for Issuance of shares In Excess of 20% of Issued Capital

The only source of capital presently available to the Company is equity financing. In order for the Company to raise funds to carry on its ongoing programs, the Company from time to time investigates opportunities to raise financing on advantageous terms by arranging private placement subscriptions for shares or for securities convertible into shares. The Company may also issue shares for acquisitions, for rights offerings or exchange offering prospectus financings or for debt settlements. The Company may undertake one or more financings over the next year and expects that some may be structured as private placements. Under the policies of the Exchange, shareholder approval by ordinary resolution at an Annual General Meeting is required if:

(a) the number of private placement shares (including warrants granted as part of such placement) and certain acquisition shares to be issued to one placee, or to a group of placees who intend to vote their equity shares as a group, is equal to greater than 20% of the number of the Company's equity shares outstanding:

  (i) after giving effect to the issuance of the private placement shares (including warrants granted as part of such placement); or

  (ii) in the case of convertible securities, after including the equity shares which would be issued on conversion; or

(b) the issuance of the private placement shares, acquisition shares or equity shares upon conversion may result in, or is part of a transaction involving a change in the effective control of the Company or the creation of a control block and is acceptable with the appropriate regulatory authorities.

<u>Comments on the "Exchange Policy"</u>

The application of the Exchange Policy may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities. In particular, Management considers it to be in the best interest of the Company to solicit private placement funds for working capital and to finance operations.

Currently, the Company has issued and outstanding share capital of 11,246,046 common shares.

Management proposes that the maximum number of shares which either would be issued, or made subject to issuance, under one or more private placements or acquisitions in the twelve-month period following approval of this resolution would not exceed 11,246,096 common shares or 100% of the current fully diluted outstanding common shares of the Company. Such private placements may, or may not, include directors or officers of the Company, and may materially affect control of the Company.

Any private placement undertaken by the Company in reliance upon the advance approval being sought at the Meeting will be subject to, and completed in accordance with, the policies of the Exchange.

The private placements and acquisitions will only be negotiated if Management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. Each private placement transaction authorized hereunder will be made with placee's who may or may not deal at arm's length with the Company; however, the subscription price will comply with the policies of the Exchange.

The following sets out the policy of the Exchange on pricing of private placements:

In a private placement sale of equity shares, the purchase price shall not be less than the "Market Price" for those shares. The Exchange defines "Market Price" as being, subject to certain exceptions, the closing price of the company's listed shares on the trading day before the day the Exchange receives the news release or notice letter from the company's authorized agent (which must be on the agreement day and which, if a notice letter, must be followed as soon as possible by a news release) and if the securities are subject to an applicable hold period imposed under the *British Columbia*

Securities Regulations, which securities are required to be legended since the Company is a Exchange Issuer, less the following discounts from the closing price:

Closing Price	Discount
Up to $0.50	25%
$0.51 to $2.00	20%
above $2.00	15%

The Exchange defines "Agreement Day" is the day on which a private placement is agreed to by the listed company and all placees or, in the case of a brokered private placement, the day the listed company agrees to enter into an agency agreement with an agent with respect to the private placement.

In the event that the shareholders do not pass the resolution authorizing the Company to issue such common shares by way of one or more private placement financing transactions or acquisitions with persons who do not deal at arm's length to the Company, the Company may be required to seek shareholder approval for such transactions in any event.

In anticipation that the Company may wish to enter into one or more private placements over the next twelve months that may result in it issuing and/or making issuable such number of its common shares which would exceed the Exchange Policy, the Company requests its shareholders to pass an ordinary Resolution as described above.

The directors believe that the passing of this Resolution is in the best interests of the Company and recommends that shareholders vote in favour of the Resolution. In the event that the Resolution is not passed, the Exchange will not approve any private placement that exceeds the Exchange Policy, without specific shareholder approval. Such restriction could impede the Company's timely access to required funds on favourable terms.

Unless authority to do so is withheld, the persons named in the form of Proxy accompanying the Notice of Meeting intend to vote for approval of this Resolution. In order to be effective, this Resolution must be approved by a majority of the votes cast in respect thereof.

"BE IT RESOLVED THAT:

(1) That the Shareholders approve and authorize the Directors to undertake the issuance of shares by the Company, from time to time in one or more transactions, in excess of 20% of its issued capital in accordance with the terms of any proposed future acquisitions, private placements, issuances of convertible securities, rights offerings or exchange offering prospectus financings or shares for debt settlements, at such price or prices, in such amounts and to such individuals or entities as may be determined by the Directors of the Company and as are acceptable with the appropriate regulatory authorities, and the resulting possible effective changes in control of the Company, or the creation of a control block, in consequence thereof."

Management of the Company recommends that the shareholders vote in favour of the approval of the issuance of shares by the Company, which may exceed 20% of the Company's issued capital in accordance with the terms of any proposed future acquisitions, private placements, issuances of convertible securities, rights offerings or exchange offering prospectus financings or shares for debt settlements as are acceptable with the appropriate regulatory authorities, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

ITEM 18. <u>OTHER BUSINESS</u>

To approve such other business as may properly come before the meeting or any adjournment thereof.

Save for the matters referred to herein, Management knows of no other matters intended to be brought before the Meeting. However, if any matters which are not now known to Management shall properly come before the Meeting, the Proxy and Voting Instruction Form given pursuant to this solicitation by Management will be voted on such matters in accordance with the best judgment of the person voting the Proxy or Voting Instruction Form, in the event such discretionary authority is provided in the Proxy or Voting Instruction Form.

DATED at Vancouver, British Columbia, this 13th day of February, 2006.

BY ORDER OF THE BOARD OF DIRECTORS,

CHALLENGER DEVELOPMENT CORP.

"Robert T. Paterson"

Robert T. Paterson
President and Director

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

General

Primary responsibility for the Company's financial reporting obligations, information systems, financial information disclosure, risk management and internal controls is vested in management and overseen by the Board of Directors (the "Board").

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Company's financial statements and the independence and performance of the Company's external auditor, acting as a liaison between the Board and the Company's auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls that management and the Board have established.

Composition and Process

1. The Audit Committee will be comprised of a minimum of three directors. All of the members of the Audit Committee will be independent, as that term is defined in Multilateral Instrument 52-110 *Audit Committees,* unless otherwise exempted by MI 52-110.
2. Audit Committee members will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms, which are encouraged to ensure continuity of experience.
3. All members of the Audit Committee will be financially literate, with financial literacy being the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.
4. The Chair of the Audit Committee will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms. The Audit Committee Chair will arrange for an alternate chair if he or she is planning to be absent.
5. The Audit Committee Chair will, in consultation with management, the external auditor and internal auditor (if any), establish the agenda for Audit Committee meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for review prior to the meeting. The external auditor will also receive notice of all meetings of the Audit Committee. The external auditor will be entitled to attend and speak at each meeting of the Audit Committee concerning the Company's annual audited financial statements, and any other meeting at which the Audit Committee feels it is necessary or appropriate. The Audit Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.
6. The Audit Committee will meet a minimum of four times per year, at least once per quarter, and may call special meetings as required. A quorum at meetings of the Audit Committee will be a majority of its members. The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference call.
7. At all meetings of the Audit Committee every question will be decided by a majority of the votes cast. In case of an equality of votes, the Audit Committee Chair will not be entitled to a casting vote.
8. The minutes of Audit Committee meetings will accurately record the decisions reached and will be distributed to Audit Committee members with copies to the Board, and the external auditor.
9. The chief executive officer, the chief financial officer, any other director or any other person may attend and participate in meetings of the Audit Committee, if invited.

Authority

The Audit Committee will have unrestricted access to the Company's personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

1. The Audit Committee will have direct communication channels with the external auditor and internal auditor (if any).
2. The Audit Committee will have the authority to retain (or terminate) any outside counsel, advisors or consultants it determines necessary to assist it in discharging its functions, independently of the Board, chair of the Board or chief executive officer. The Audit Committee will be provided with the necessary funding to compensate any counsel, advisors or consultants it retains.
3. The Audit Committee will enquire about potential claims, assessments and other contingent liabilities.
4. The Audit Committee will periodically review with management depreciation and amortization policies, loss provisions and other accounting policies for appropriateness and consistency.

5. The Audit Committee will, through its Chair, report to the Board following each meeting on the major discussions and decisions made by the Audit Committee, and will report annually to the Board on the Audit Committee's responsibilities and how it has discharged them.

<u>Relationship with External Auditors</u>

1. The Audit Committee will review and discuss with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor and, if necessary, obtain a formal written statement from the external auditor setting forth all relationships between the external auditor and the Company.
2. The Audit Committee will take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor.
3. The Company's external auditor must report directly to the Audit Committee.
4. The Audit Committee must recommend to the Board:
   a) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and
   b) the compensation of the external auditor.
5. Unless otherwise permitted by MI 52-110, the Audit Committee must pre-approve all non-audit services to be provided by the external auditor, together with estimated fees, and consider the impact, if any, on the independence of the external auditor.
6. The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.
7. The Audit Committee will implement structures and procedures as it deems necessary to ensure that it meets with the external auditor on a regular basis independent of management.

<u>Accounting Systems, Internal Controls and Procedures</u>

1. The Audit Committee will obtain reasonable assurance from discussions with and/or reports from management and reports from the external auditor that accounting systems are reliable and that the prescribed internal controls are operating effectively for the Company and its subsidiaries and affiliates. The Audit Committee will review and consider any recommendations made by the external auditor, together with management's response, and the extent to which recommendations made by the external auditor have been implemented.
2. The Audit Committee will ensure that adequate procedures are in place for the review of the Company's disclosure of financial information extracted or derived from the Company's financial statements and will periodically assess the adequacy of those procedures.
3. The Audit Committee will review and discuss with management and the external auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.
4. The Audit Committee will review and discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.
5. The Audit Committee will review with the external auditor the quality of the Company's accounting principles and direct the external auditor's examinations to particular areas.
6. The Audit Committee will review control weaknesses identified by the external auditor together with management's response, and review with the external auditor their opinion of the qualifications and performance of the key financial and accounting executives.
7. The Audit Committee will review and discuss with management and the external auditor any proposed changes in major accounting policies and the financial impact thereof.
8. The Audit Committee will review and discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.
9. The Audit Committee will establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
10. The Audit Committee will review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.
11. The Audit Committee will review the Company's insurance policies, including directors and officers coverage, and make recommendations to the Board.

12. The Audit Committee will establish a periodic review procedure to ensure that the external auditor complies with the Canadian Public Accountability Regime under Multilateral Instrument 52-108 *Auditor Oversight*.

Financial Disclosure Responsibilities

The Audit Committee will review, prior to presentation to the Board for approval and the Company's dissemination to the public, all material financial information required to be disclosed by securities regulations. In fulfilling this responsibility, the Audit Committee will, without limitation, review:

1. The Company's annual and quarterly financial statements, management discussion and analysis and earnings news releases.
2. The Company's financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.
3. Disclosures made to the Audit Committee by the Company's chief executive officer and chief financial officer during their certification process of the Company's financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

Other Responsibilities

1. Review with the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements.
2. Investigate fraud, illegal acts or conflicts of interest.
3. Discuss selected issues with corporate counsel, the external auditor or management, or conduct special reviews or other assignments from time to time as requested by the Board, or by management with the Board's approval.
4. Review loans made by the Company to its directors, officers, employees and consultants.

CHALLENGER DEVELOPMENT CORP.
(Formerly Challenger Minerals Ltd.)

FINANCIAL STATEMENTS

Year Ended August 31, 2005

DALE MATHESON CARR-HILTON LABONTE
CHARTERED ACCOUNTANTS

Partnership of:
Vancouver: Robert J. Burkart, Inc. · James F. Carr-Hilton, Ltd. · Alvin F. Dale, Ltd. · Peter J. Donaldson, Inc. · Reginald J. LaBonte, Ltd. · Robert J. Matheson, Inc.
Surrey: Peter J. Donaldson, Inc. · Fraser G. Ross, Ltd.
Port Coquitlam: Wilfred A. Jacobson, Inc. · Brian A. Shaw, Inc. · Anthony L. Soda, Inc. · Fraser G. Ross, Ltd.

AUDITORS' REPORT

To the Shareholders of Challenger Development Corp. (formerly Challenger Minerals Ltd.)

We have audited the balance sheets of Challenger Development Corp. (formerly Challenger Minerals Ltd.) as at August 31, 2005 and August 31, 2004 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and August 31, 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles applied on a consistent basis.

Dale Matheson Carr-Hilton LaBonte

CHARTERED ACCOUNTANTS

Vancouver, B.C.
December 21, 2005, except for Note 7 which is as of December 23, 2005

A MEMBER OF HMG INTERNATIONAL, A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTANTS AND BUSINESS ADVISORS

Vancouver: Suite 1700 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687 4747 • Fax: 604 687 4216
Suite 1300 - 1140 West Pender Street • Regulatory and Tax Practices Office • Tel: 604 687 4747 • Fax: 604 689 2778

Port Coquitlam: P.O. Box 217, 22320 Elgin Avenue, Port Coquitlam, B.C., Canada V3C 3V7, Tel: 604 941 8266 • Fax: 604 941 0971

Surrey: Suite 303 - 7337 137th Street, Surrey, B.C., Canada V3W 1A4, Tel: 604 572 4586 • Fax: 604 572 4587

CHALLENGER DEVELOPMENT CORP.
(Formerly Challenger Minerals Ltd.)
Balance Sheets

	August 31	
	2005	2004
ASSETS		
CURRENT		
Cash	$ 606	$ 698
Accounts receivable	1,237	4,748
	1,843	5,446
DEFERRED FINANCE FEES (Note 7(a))	10,000	-
MINERAL PROPERTY (Note 3)	5,835	-
	$ 17,678	$ 5,446
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 18,090	$ 14,428
Advances due to related parties (Note 4)	785,798	708,071
	803,888	722,499
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 5)	2,801,339	2,687,839
DEFICIT	(3,587,549)	(3,404,892)
	(786,210)	(717,053)
	$ 17,678	$ 5,446

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS:

"Gary Oakley" Director
Gary Oakley

"Robert T. Paterson" Director
Robert T. Paterson

CHALLENGER DEVELOPMENT CORP.
(Formerly Challenger Minerals Ltd.)
Statements of Loss and Deficit
Year Ended August 31, 2005 and 2004

	Year Ended August 31 2005	2004
EXPENSES		
Accounting, audit and legal	$ 27,078	$ 13,844
Consulting	22,578	14,850
Filing and transfer agent fees	17,452	20,547
Foreign exchange loss (gain)	(3,992)	(1,763)
Interest	71,999	62,580
Management fees	30,000	30,000
Rent and office administration	16,300	34,212
Travel and promotion	1,242	445
	182,657	174,715
Interest income	-	(2)
NET LOSS FOR THE YEAR	(182,657)	(174,713)
DEFICIT, BEGINNING OF YEAR	(3,404,892)	(3,230,179)
DEFICIT, END OF YEAR	$ (3,587,549)	$ (3,404,892)
BASIC AND DILUTED LOSS PER SHARE	$ (0.03)	$ (0.02)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	7,166,228	11,924,027

CHALLENGER DEVELOPMENT CORP.
(Formerly Challenger Minerals Ltd.)
Statements of Cash Flows
Year Ended August 31, 2005 and 2004

	Year Ended August 31	
	2005	2004
OPERATING ACTIVITIES		
Net loss for the year	$ (182,657)	$ (174,713)
Net changes in non-cash working capital items relating to operations:		
Accounts receivable	3,511	(4,439)
Accounts payable and accrued liabilities	3,662	(1,880)
	(175,484)	(181,032)
FINANCING ACTIVITIES		
Amounts due to related parties	77,727	181,598
Finance fees	(10,000)	-
Shares issued for cash, net of share issue costs	113,500	-
	181,227	181,598
INVESTING ACTIVITIES		
Exploration costs	(5,835)	-
	(5,835)	-
INCREASE (DECREASE) IN CASH DURING THE YEAR	(92)	566
CASH, BEGINNING OF YEAR	698	132
CASH, END OF YEAR	$ 606	$ 698
Supplemental Cash Flow Information:		
Cash paid for income tax	$ -	$ -
Interest paid or accrued	$ 71,999	$ 62,438

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

The Company was incorporated pursuant to the *Company Act* (British Columbia) on September 24, 1990, as Challenger Minerals Ltd., by registration of its Memorandum and Articles. Pursuant to a special resolution passed by the shareholders on January 13, 2004, the Company was authorized to amend its Memorandum to allow a change of its corporate name and to allow an increase in its authorized capital stock from 25,000,000 common shares to 100,000,000 common shares following a consolidation of its issued and unissued common shares on a basis of one new share for four old shares. On February 2, 2005, the Company changed its name to Challenger Development Corp. and, concurrently, the Company's issued and outstanding share capital was consolidated on the basis of one post-consolidation share for four pre-consolidation shares and the authorized capital thereafter increased to 100,000,000 shares without par value.

On March 29, 2004, the new British Columbia *Business Corporations Act* ("BCA") was proclaimed, replacing the pre-existing British Columbia *Company Act*. Accordingly, the Company is now subject to the BCA, and no longer governed by the *Company Act*. Pursuant to a Special Resolution passed by the shareholders on March 18, 2005, the Company's pre-existing Articles of Incorporation were deleted in their entirety and the new form of Articles presented to the shareholders at the annual and extraordinary general meeting of the Company were adopted as the Articles of the Company.

The Company, a Reporting Company in the Provinces of British Columbia and Alberta, was a listed entity on the TSX Venture Exchange but became the subject of a Cease Trade Order dated January 28, 2003 under section 145 of the *Securities Act*, B.C. Reg. 194/97 and the subject of a Cease Trade Order dated March 21, 2003, issued under subsections 148 and 149 of the *Securities Act*, Alberta, c.S-4, RSA 2000, as amended, (the "Cease Trade Orders") as a result of the Company's failure to file comparative financial statements for the financial year ended August 31, 2002 and for the three months ended November 30, 2002.

On March 22, 2004, the Company submitted an application to the British Columbia Securities Commission requesting that an order be made under section 171 of the Securities Act, B. C. revoking its Cease Trade Order dated January 28, 2003. On April 28, 2004, the Company submitted an application to the Alberta Securities Commission requesting that an order be made pursuant to subsection 214(1) of the Securities Act, Alberta revoking its Cease Trade Order dated March 21, 2003. On August 6, 2004, under Section 171 of the Securities Act, B.C., the Executive Director of the British Columbia Securities Commission revoked the British Columbia Cease Trade Order dated January 28, 2003. On August 6, 2004, under subsection 214(1) of the Securities Act, Alberta, c.S-4, RSA 2000, as amended, the Deputy Director, Capital Markets, Alberta Securities Commission revoked the March 21, 2003 Alberta Cease Trade Order. On August 12, 2004 the common shares of the Company resumed trading on the "NEX" board of the TSX Venture Exchange (the "NEX Exchange") under the trading symbol "CGJ.H".

On February 2, 2005, the Company commenced trading on the NEX Exchange under the trading symbol "CDQ.H" following its name change and share consolidation as disclosed above.

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION (Cont'd)

Going Concern

The financial statements have been prepared on the basis of accounting principles applicable to a "going concern," which assumes that the Company will continue its operations and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has a working capital deficiency of $802,045 at August 31, 2005 and accumulated losses of $3,597,549. Subsequent to the year end debts owing to related parties totalling $799,513 were settled by the issuance of 5,330,089 shares. The ability of the Company to continue as a going concern is dependent upon the continued support from related parties, the discovery of economically recoverable reserves, the ability of the Company to raise equity financing to complete exploration and development activities and upon future profitable operations or proceeds from disposition of resource properties. The financial statements do not reflect adjustments to the carrying values of assets should the Company be unable to continue as a going concern.

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") on the assumption that the Company is a going concern and are presented in Canadian dollars.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Mineral Properties

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value. Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized and carried at cost until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Costs incurred for acquisition including where applicable, option payments under acquisition agreements are capitalized until such time as the related mineral interest is placed into production, sold abandoned or management has determined an impairment in value.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized, or charged as impairment charges.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized costs as reported on the balance sheet represents costs incurred to date of estimated recoverable value if lower than cost. Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

2. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

a) Mineral Properties (cont'd)

The Company does not have any producing mineral properties and all of its efforts to date have been exploratory in nature.

b) Future Site Restoration Costs

Estimated future removal and site restoration costs are provided for on the unit-of-production method. Costs are based on estimates in accordance with current legislation and industry practices. Actual removal and site restoration expenditures are charged to the accumulated provision account as incurred.

c) Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to determination of impairment of assets, mineral property carrying values, useful lives for depreciation and amortization, and determination of fair value for stock based transactions. Financial results as determined by actual events could differ from those estimates.

d) Future Income Taxes

The Company follows the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of future income tax reductions. The Company has not recognized potential future benefit amounts as the criteria for recognition under GAAP have not been met.

e) Loss Per Share

The Company has adopted the recent accounting standards of the Canadian Institute of Chartered Accountants relating to the computation and disclosure of earnings (loss) per share. Under the recent standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted monthly average number of shares outstanding during the year. Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the stock options have been excluded as they are anti-dilutive.

2. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

f) Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and advances due to related parties. The fair value of he Company's current assets and current liabilities are estimated by management to approximate their carrying values based due to their immediate or short-term maturity. The fair value of advances due to related parties is not determinable as they are without specific terms of repayment.

g) Stock Based Compensation

Effective September 1, 2003 the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants regarding stock-based compensation and other stock-based payments, released in November 2003. The standard requires that all stock based awards made to employees and non-employees be measured and recognized using a fair value based method. Fair values are determined using the Black-Scholes option pricing model. Any consideration paid by employees on the exercise of the options is credited to contributed surplus.

During fiscal 2003, the previous standard required that all stock based awards made to non-employees be measured and recognized using a fair value based method. The standard encouraged the use of a fair value based method for all stock-based awards made to employees, but only required it for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets. No compensation expense was required to be recognized when stock options were granted to employees at the prevailing market price. The Company was required to disclose pro-forma basic earnings (loss) per share and pro-forma diluted earnings (loss) per share as if the fair value method had been used for the fiscal 2003 awards.

The Company did not grant any incentive stock options during the year ended August 31, 2005 and during the year ended August 31, 2004 and does not currently have any incentive stock options outstanding.

h) Risk Management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly. The Company may be at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations.

The Company is not exposed to significant credit concentration or interest rate risk. The Company's functional currency is the Canadian dollar. All current operations occur within Canada. There is currently no significant foreign exchange risk to the Company.

3. MINERAL PROPERTY

By agreement dated February 24, 2005 and subsequently amended by a series of amendments the latest dated August 29, 2005 with Snowfield Development Corp. ("Snowfield"), the Company acquired an option to earn up to a 51% joint venture interest in the Wire Mineral Claim located in Drybones Bay Area, Great Slave Lake, Northwest Territories. The President and Director of Snowfield is also the President and Director of the Company. Snowfield holds an option pursuant to a Letter of Intent agreement with an unrelated third party (the "Optionor") to earn a 100% interest in the Wire Claim. In accordance with the agreement between the Company and Snowfield, the Company agreed to make cash payments totalling $60,000, issue 300,000 common shares, and expend a total of $250,000 on programs of exploration on the Wire Claim under a two stage Option as follows:

Stage I

To earn a 25% interest in the Wire Claim, the Company will have to:

i) pay $25,000 to Snowfield within five business days after the option agreement is accepted for filing with TSX Venture Exchange (the "Exchange") or by October 31, 2005 at the latest (Note 7(c));
ii) issue 100,000 common shares of its capital stock within five business days after the option agreement is accepted for filing with the Exchange or October 31, 2005 at the latest (Note 7(c)); and
iii) expend an aggregate of $100,000 on a Stage I program of exploration and development work on the Wire Claim on or before December 31, 2005. To date the Company has expended $5,835 on exploration.

Stage II

To earn a further 26% interest in the Wire Claim, the Company will have to:

i) pay a further $35,000 to the Company on before January 31, 2006;
ii) expend a further aggregate of $150,000 on a Stage II program of exploration and development work on the Wire Claim on or before July 31, 2006; and
iii) issue a further 200,000 common shares to Snowfield within five business days following the acceptance for filing with the Exchange of a geological report prepared by an independent Professional Engineer or Geologist recommending further expenditure in excess of $150,000 Stage II program on the Wire Claim or by September 30, 2006 at the latest.

Should the Company be successful in discovering kimberlitic pipes on the Wire Claim, the Company will pay Snowfield the sum of $35,000 for each kimberlitic pipe discovered up to a maximum of two kimberlitic pipes or a total payment of $70,000.

A 4% cumulative, overriding Production Royalty on any diamond production from the Wire Claim is reserved in favour, collectively, of the Optionor and Snowfield with a buy-back proviso contained in the Production Royalty Agreement allowing the Company to purchase back from the Optionor and Snowfield up to 50% (2% cumulative) of the Production Royalty at a total cost of $3,000,000.

4. RELATED PARTY TRANSACTIONS

Related parties are comprised of corporate directors and/or their spouses and private corporations or other entities controlled by directors. Related party transactions are in the normal course of business and are measured at their exchange amounts. The amounts due include loans and/or cash advances made to the Company, expenses incurred on behalf of the Company, unpaid management and administrative service fees and accrued interest as follows:

	August 31, 2005	August 31, 2004
Loans and cash advances	$ 101,754	$ 115,041
Corporate administrative expenses	185,480	171,106
Management and administrative service fees	226,050	211,250
Accrued interest	272,514	210,674
	$ 785,798	$ 708,071

All amounts due to related parties are unsecured and without specified terms of repayment. Interest is accrued on outstanding amounts generally at the rate of 10% per annum compounded monthly, with the exception of an amount of $30,761 (2004 - $19,732) which is non-interest bearing, an amount of $Nil (2004 - $39,355) which bears interest at the rate of 18% per annum and an amount of $150,377 (2004 - $142,358) which bears interest at the rate of 9% per annum, both of which are also compounded monthly. All amounts due to related parties at August 31, 2005 were settled subsequent to August 31, 2005 by the issuance of 5,330,089 common shares at $0.15 per share. (Refer to Note 7(b).)

During the year, Company accrued $30,000 (2004 - $30,000) to directors for management services.

During the year, the Company accrued $15,967 (2004 - $14,850) to a director and a company controlled by a director for office rent, overhead and filing fees paid on behalf of the Company.

During the year, the Company accrued $67,798 (2004 - $60,416) interest on loans and cash advances and other amounts due to directors, a related person and to corporations or other entities controlled by directors.

During the year, the Company accrued $37,850 (2004 - $16,756) to companies controlled by a director and an officer for accounting, consulting and secretarial services.

During the year, an accrual of $1,242 (2004 - $445) was recorded in the accounts for travelling expenses incurred on behalf of the Company by a director.

During the year, the Company accrued $3,789 (2004 - $Nil) in deferred exploration expenses incurred by Snowfield on behalf of the Company. The President and Director of Snowfield is also the President and Director of the Company. (Refer to Note 3.)

5. SHARE CAPITAL

a) Authorized

100,000,000 Common shares without par value

b) Issued and Fully Paid

	Number of Shares	Amount
Balance, August 31, 2003 and 2004	11,924,027	$2,687,839
Share consolidation (four for one), February 2, 2005 (Note 5(b)(i))	(8,943,020)	-
Private Placement (Note 5(b)(ii))	1,135,000	113,500
Balance, August 31, 2005	4,116,007	$2,801,339

(i) During the Special and Annual General Meeting on January 13, 2004, the shareholders of the Company approved a consolidation of the Company's authorized capital on either a 1:3 or 1:4 basis by the unanimous consent of the directors and an increase of the Company's authorized capital to 100,000,000 common shares. Effective February 2, 2005, the Company consolidated its share capital on a four old shares for one new share basis.

Unless otherwise noted, all references to common stock, common shares outstanding, average numbers of common shares outstanding and per share amounts in these Financial Statements and Notes to Financial Statements prior to the effective date of the reverse stock split have been restated to reflect the one-for-four consolidation on a retroactive basis.

(ii) During the year ended August 31, 2005, the Company completed a private placement of 1,135,000 units at a price of $0.10 per unit for proceeds of $113,500. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire an additional common share at a price of $0.13 per share for a period of one year.

c) Shares Held in Escrow

As at August 31, 2005, 46,875 (2004 - 46,875) shares of the Company's common stock are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon.

d) Stock Options

As at August 31, 2005, there were no directors' and employee stock options outstanding and all previously granted options had expired.

5. SHARE CAPITAL (Cont'd)

The Company, in accordance with the Policies of the TSX Venture Exchange, adopted a Stock Option Plan on January 13, 2004, whereby the Company is authorized to grant stock options for up to 10% of the Company's issued and outstanding common shares. This Stock Option Plan was subsequently approved by the shareholders during the Annual and Extraordinary General Meeting on March 18, 2005.

e) Warrants

A summary of the Company's warrants as of August 31, 2005 is as follows:

	2005		2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Balance, beginning of year	-	$ -	-	$ -
Issued	1,135,000	0.13	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Cancelled	-	-	-	-
Balance, end of year	1,135,000	$ 0.13	-	$ -

The weighted average remaining life of all outstanding warrants is 0.54 years.

6. INCOME TAXES

The reported income taxes differ from the amounts obtained by applying statutory rates to the loss before income taxes as follows:

	2005	2004
Statutory tax rate	35.6%	35.6%
Expected income tax provision (recovery)	$ (65,026)	$ (62,198)
Unrecognized tax losses	65,026	62,198
Income tax provision	$ -	$ -

6. .INCOME TAXES (cont'd)

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2005	2004
Resource allocation pools	$ 506,000	$ 495,000
Non-capital losses available	357,000	350,000
Valuation allowance	(863,000)	(845,000)
Net future income taxes	$ -	$ -

As the criteria for recognizing future income tax assets have not been met due to the uncertainty of realization, a valuation allowance of 100% has been recorded for the current and prior year.

The Company has approximately $1,020,000 (2003 - $984,000) of non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount
2006	117,000
2007	137,000
2008	155,000
2009	138,000
2010	115,000
2014	175,000
2015	183,000
	$ 1,020,000

In addition, the Company has Canadian exploration and development expenditures approximating $1,421,000 which are available to reduce future taxable income. No recognition has been given in the accounts to the potential future benefits that may arise on utilization of these tax losses and expenditures. The exploration and development costs carry forward indefinitely.

7. SUBSEQUENT EVENTS

(a) On December 23, 2005 the Company completed a brokered private placement for 1,700,000 units at a price of $0.15 per unit for proceeds of $214,294 net of finder's fees, commissions, and costs. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at the price of $0.15 per share for a period on one year from the completion of the offering. The Company paid an agent a commission of 9% of the gross proceeds raised and a fee of $10,000 for providing corporate finance services. In addition, the Company granted the agent warrants to purchase 255,000 common shares of the Company at a price of $0.15 per share for a period of one year from the completion of the offering.

(b) On December 12, 2005, the Company completed a debt settlement transaction dated October 31, 2005 with certain related parties to settle outstanding debts of $799,513 by issuing 5,330,089 common shares of the Company at the price of $0.15 per share.

(c) On December 23, 2005, the Company paid $25,000 cash and issued 100,000 common shares to Snowfield in accordance with terms of the Wire Property agreement.

CHALLENGER DEVELOPMENT CORP.
(Formerly Challenger Minerals Ltd.)
MANAGEMENT DISCUSSION AND ANALYSIS
QUARTERLY REPORT
For the Quarter Ended August 31, 2005

Date of Information

This Management Discussion and Analysis is prepared on December 23, 2005 and covers the period from September 1, 2004 through December 23, 2005. The following information should be read in conjunction with the audited financial statements for the years ended August 31, 2005 and 2004 and related notes attached thereto, which were prepared in accordance with Canadian generally accepted accounting principles. The attached financial statements for the year ended August 31, 2005 have been audited by the Company's auditor.

Description of Business

The Company is an exploration stage company engaged principally in the acquisition, exploration and development of mineral properties.

The Company is a listed entity on the TSX Venture Exchange but became the subject of a Cease Trade Order dated January 28, 2003 under section 145 of the Securities Act, B.C. Reg. 194/97 and the subject of a Cease Trade Order dated March 21, 2003, issued under subsections 148 and 149 of the Securities Act, Alberta, c.S-4, RSA 2000, as amended, as a result of the Company's failure to file comparative financial statements for the financial year ended August 31, 2002 and for the three months ended November 30, 2002.

On March 22, 2004, the Company submitted an application to the British Columbia Securities Commission requesting that an order be made under section 171 of the Securities Act, B. C. revoking its Cease Trade Order dated January 28, 2003. On April 28, 2004, the Company submitted an application to the Alberta Security Commission requesting that an order be made pursuant to subsection 214(1) of the Securities Act, Alberta revoking its Cease Trade Order dated March 21, 2003. On August 6, 2004, under Section 171 of the Securities Act, B.C., the Executive Director of the British Columbia Securities Commission revoked the British Columbia Cease Trade Order dated January 28, 2003. On August 6, 2004, under subsection 214(1) of the Securities Act, Alberta, c.S-4, RSA 2000, as amended, the Deputy Director, Capital Markets, Alberta Securities Commission revoked the March 21, 2003 Alberta Cease Trade Order. On August 12, 2004 the common shares of the Company resumed trading on the NEX Board of the TSX Venture Exchange.

Effective February 2, 2005, the Company changed its name to Challenger Development Corp. with the symbol "CDQ.H" trading on the TSX Venture Exchange. Concurrently, the Company consolidated its share capital on a four old shares for one new share basis.

During the Annual and Extraordinary General Meeting on March 18, 2005, the shareholders of the Company approved the adoption of a new form of Articles for the Company, the alteration of the Company's Notice of Articles to remove the application of the pre-existing company provisions prescribed under the Business Corporations Act (British Columbia).

Exploration and Property Acquisition and Disposition

As part of its reactivation on the TSX Venture Exchange, the Company has negotiated the acquisition of a diamond exploration property (the "Wire Claim"), located in the Yellowknife area, N.W.T., which has been the subject of earlier ground and airborne geophysical surveys, surface sampling and a one-hole diamond drill program. The Wire Claim is currently under option by Snowfield Development Corp. ("Snowfield"). The President and Director of Snowfield is also the President and Director of the Company. In accordance with the Letter of Intent agreement with Snowfield dated February 24, 2005 and subsequently amended on July 10, 2005 and August 29, 2005, the Company can earn up to a 51% joint venture interest in the Wire Claim located in Drybones Bay Area, Great Slave Lake, Northwest Territories by agreeing to make cash payments totalling $60,000, issue 300,000 common shares to Snowfield, and expend a total of $250,000 on programs of exploration on the Wire Claim under a two stage Option as follows:

Stage I

To earn a 25% interest in the Wire Claim, the Company will:

i) pay $25,000 to Snowfield on or before October 31, 2005 at the latest (paid);
ii) issue 100,000 common shares of its capital stock on or before October 31, 2005 at the latest (issued); and
iii) expend an aggregate of $100,000 on a Stage I program of exploration and development work on the Wire Claim on or before December 31, 2005. To date the Company has expended $5,835 on exploration.

Stage II

To earn a further 26% interest in the Wire Claim, the Company will:

i) pay a further $35,000 to Snowfield on before January 31, 2006;
ii) expend a further aggregate of $150,000 on a Stage II program of exploration and development work on the Wire Claim on or before July 31, 2006; and
iii) issue a further 200,000 common shares to Snowfield by September 30, 2006 at the latest.

Should the Company be successful in discovering kimberlitic pipes on the Wire Claim, the Company will pay Snowfield the sum of $35,000 for each kimberlitic pipe discovered up to a maximum of two kimberlitic pipes or a total payment of $70,000.

A 4% cumulative, overriding Production Royalty on any diamond production from the Wire Claim is reserved in favour, collectively, of Robert Carroll and Snowfield with a buy-back proviso contained in the Production Royalty Agreement allowing the Company to purchase back from Robert Carroll and Snowfield up to 50% (2% cumulative) of the Production Royalty at a total cost of $3,000,000.

The Company plans on expending an aggregate of $100,000 on a Stage I program of exploration and development work on the Property and, thereafter, having an independent geological consultant prepare a technical report on the Property in accordance with National Instrument 43-101F1 -*Technical Report* criteria.

Selected Annual Information

Year Ended	Revenue ($)	Operating Loss ($)	Basic & Fully Diluted Loss Per Share ($)	Total Assets ($)	Long Term Liabilities ($)	Cash Dividend ($)
August 31, 2005	Nil	182,657	0.03	17,678	Nil	Nil
August 31, 2004	Nil	174,713	0.02	5,446	Nil	Nil
August 31, 2003	Nil	96,887	0.01	441	Nil	Nil

Results of Operations

During the year ended August 31, 2005, the Company incurred a net loss of $182,657 or $0.03 per share in comparison with a net loss of $174,713 or $0.02 per share in the year ended August 31, 2004.

During the quarter ended August 31, 2005, the loss was $36,332 in comparison with $52,897 during the quarter ended May 31, 2005. The loss was reduced by $16,565 mainly due to lower consulting fees during the current quarter. The major expenditures during the quarter ended August 31, 2005 were $18,073 in interest expense on loan and advances from current and former directors and officers, $7,500 in management fees for a director and $9,011 in professional fees.

Deferred Exploration Expenses

During the year, the Company incurred deferred exploration expenses as follows:

	Wire Claim
Claim and assessment work	$ 868
Consulting geologists	1,758
Food	436
Land use permitting	722
Miscellaneous	89
Project administration	83
Transportation	1,879
Total	$ 5,835

Summary of Quarterly Results

Quarter Ended	Revenue ($)	Operating Loss ($)	Basic & Fully Diluted Loss Per Share ($)	Total Assets ($)	Long Term Liabilities ($)	Cash Dividend ($)
August 31, 2005	Nil	36,332	0.01	17,678	Nil	Nil
May 31, 2005	Nil	52,897	0.02	7,174	Nil	Nil
February 28, 2005	Nil	58,947	0.01	22,524	Nil	Nil
November 30, 2004	Nil	34,481	0.00	1,233	Nil	Nil
August 31, 2004	Nil	69,990	0.01	5,446	Nil	Nil
May 31, 2004	Nil	34,258	0.00	5,064	Nil	Nil
February 28, 2004	Nil	37,796	0.00	3,877	Nil	Nil
November 30, 2003	Nil	32,669	0.00	1,398	Nil	Nil

Liquidity and Capital Resources

As at August 31, 2005, the Company had working capital deficiency of $802,045 (August 31, 2004 - $717,053). During the year, the Company's operating activities were funded by the directors in the form of advances totaling $77,727. In addition, the Company received $113,500 from a private placement of 1,135,000 units at the price of $0.10 per unit which was accepted for filing by the NEX Board of the TSX Venture Exchange on March 10, 2005. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share in the capital stock of the Company at a price of $0.13 per share for a period of one year.

On December 23, 2005, the Company completed a brokered private placement for proceeds of $214,294 net of finder's fees, commissions, and costs. The financing was composed of 1,700,000 units at a price of $0.15 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share in the capital stock of the Company at a price of $0.15 per share for a period of one year. The Company paid an agent a commission of 9% of the gross proceeds raised and $10,000 for providing corporate finance services. The Company also agreed to grant the agent non-transferable share purchase warrants entitling the agent to purchase up to 255,000 common shares of the Company at the price of $0.15 per share for a period of one period from the completion of the private placement. In addition, on December 12, 2005, the Company completed a debt settlement transaction with certain related parties to settle outstanding debts of $799,513 by issuing 5,330,089 common shares of the Company at a price of $0.15 per share.

Related Party Transactions

The Company's related party transactions for the period are detailed in Note 5 of the Company's financial statements for the year ended August 31, 2005.

Investor Relations

During the year ended August 31, 2005, the company did not have any expenses for investor relations.

Latest Outstanding Share Data

As of December 23, 2005, the Company had the following outstanding securities:

(1) Common shares issued - 11,146,096

(2) Stock options - Nil

(3) Share purchase warrants - 1,955,000

FOUR WAYS TO VOTE

In addition to voting by mail or by fax, **SHAREHOLDERS CAN VOTE ON THE INTERNET OR BY TELEPHONE ANYTIME, 24 HOURS A DAY, 7 DAYS A WEEK.** With your proxy or Voting Instruction Form ("VIF") in hand, our time-saving automated services will prompt you to enter your ID and Code numbers and then guide you through the voting process. (Your ID and Code numbers should be located below your name and address on the proxy or VIF. If they are not on the proxy or VIF, they will be printed on the back of this flyer.) The system enables you to revote at a later time if you wish to change your vote prior to the cut-off time for submitting your proxy.

If your name, address and codes are not printed on the enclosed form of proxy, VIF or on the back of this flyer, you are a beneficial owner that has not consented to having your name disclosed to the issuer for direct mailing of shareholder materials, and this flyer has been sent to you by the intermediary in error. Such security owners are unfortunately unable to use the voting options described herein.

INTERNET VOTING

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TELEPHONE VOTING

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PLEASE NOTE:
A proxyholder that is not a management proxyholder (ie: named in the instrument of proxy) cannot be appointed by telephone.

RETURN YOUR PROXY BY MAIL

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street 10th Floor Vancouver BC V6C 3B8

RETURN YOUR PROXY BY FAX

604 689 8144

Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statement(s) unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

In order to benefit the environment by saving paper and reduce delivery expenses, we recommend that you select email as your preferred method of communication and provide your current email address and your consent to electronic delivery. **In order to provide your consent, please complete the Consent to Electronic Delivery form available at www.pctc.com/PCTCPortal/Public/ShareHolder.aspx.** Holders that return this card in the mail and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent by mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the current financial year.

CHALLENGER DEVELOPMENT CORP.
Suite 508, 675 West Hastings Street,
Vancouver, B.C. V6B 1N2

Please select one or both of the following options: ______ **Annual Financial Statements & MD & A**
______ **Quarterly Financial Statements & MD & A**

Name: ____

Address: ____
Street Name & Number *Apt. or Suite*

____
City *Prov or State* *Country* *Postal or Zip Code*

Email Address: ____________________ Preferred Method of Communication: Email:_____ or Mail:_____

*Signature: ____________________ Date: ____________________

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

PACIFIC CORPORATE TRUST COMPANY
625 HOWE ST, 10TH FLOOR
VANCOUVER, BC
V6C 3B8

OR BY FAX TO: 604-689-8144

OR COMPLETE THE FORM ONLINE AT: www.pctc.com/PCTCPortal/Public/ShareHolder.aspx

* At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information. The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Policy, available on our website at www.pctc.com, or by writing to us at 625 Howe St., 10th Floor, Vancouver, BC, V6C 3B8. PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CHALLENGER DEVELOPMENT CORP.

TO BE HELD AT: Suite 508 – 675 West Hastings Street, Vancouver, British Columbia, Canada V6B 1N2

ON: Monday, March 20, 2006 AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Robert T. Paterson, President and a director of the Company, or failing this person, Albert Wu, Secretary of the Company, or in the place of the foregoing, ____________________(*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FILE 082-3666
WASHINGTON DC 20549
USA

2989

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting an Information Circular)

	For	Against	Withhold
1. Appointment of Dale, Matheson, Carr-Harris, LaBonte, Chartered Accountants, as auditors of the Company, at remuneration to be fixed by the Directors		N/A	
2. To fix the number of directors to be elected at three			N/A
3. To elect as Director, Gary F. Oakley		N/A	
4. To elect as Director, Robert T. Paterson		N/A	
5. To elect as Director, Marvin A. Mitchell		N/A	
6. To approve a motion giving the directors authority to appoint, at the discretion of the directors, up to one (1) additional director for the ensuing year			N/A
9. To approve the Company's rolling incentive stock option plan			N/A
10. Approval of a resolution for advance shareholder approval for issuance of shares in excess of 20% of outstanding			N/A
11. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			N/A

THIS PROXY MUST BE SIGNED AND DATED.SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

(a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

***To be represented at the Meeting,* voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.
Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote